OMB APPROVAL

OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden hours per response	14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NAVTECH, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

63935 Q 10 0
(CUSIP Number)

Andrew J. Hickey, Esq. Choate, Hall & Stewart LLP Two International Place Boston, Massachusetts 02110 617-248-5267
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2007, February 23, 2007 and February 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63935 Q 10 0	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert N. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO and AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 150,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 40,000 (consists of 40,000 shares owned by Wyoming Investments Limited Partnership, of which the Reporting Person is a General Partner).
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 150,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 40,000 (consists of 40,000 shares owned by Wyoming Investments Limited Partnership, of which the Reporting Person is a General Partner).

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,000 (includes 40,000 shares owned by Wyoming Investments Limited Partnership, of which the Reporting Person is a General Partner).
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cambridge Information Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, BK and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 63935 Q 10 0	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew M. Snyder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF and AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 92,316
BENEFICIALLY OWNED	8
SHARED VOTING POWER

2,708,858 (which consists of 1,433,858 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which the Reporting Person is a 50% owner).

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 92,316
PERSON WITH:	10
SHARED DISPOSITIVE POWER
2,708,858 (which consists of 1,433,858 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which the Reporting Person is a 50% owner).

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,801,174 (which includes 1,433,858 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which the Reporting Person is a 50% owner).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jill Snyder Granader
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF and AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8
SHARED VOTING POWER

2,708,858 (which consists of 1,433,858 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which the Reporting Person is a 50% owner).

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10
SHARED DISPOSITIVE POWER

2,708,858 (which consists of 1,433,858 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which the Reporting Person is a 50% owner).

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,708,858 (which includes 1,433,858 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which the Reporting Person is a 50% owner).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cambridge Information Group II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO and WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	7
SOLE VOTING POWER

2,708,858 (includes 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants).

BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9
SOLE DISPOSITIVE POWER

2,708,858 (includes 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants).

PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,708,858 (includes 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants).

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 63935 Q 10 0	13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Externalis S.A. (f/k/a Finextern S. A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8
SHARED VOTING POWER

1,268,670 (includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10
SHARED DISPOSITIVE POWER

1,268,670 (includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,670 (includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 63935 Q 10 0	13D	Page 8 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alain Mallart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8
SHARED VOTING POWER

1,268,670 (consists of shares owned by Externalis S.A., of which Alain Mallart is the controlling shareholder, which includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10
SHARED DISPOSITIVE POWER

1,268,670 (consists of shares owned by Externalis S.A., of which Alain Mallart is the controlling shareholder, which includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,268,670 (consists of shares owned by Externalis S.A., of which Alain Mallart is the controlling shareholder, which includes (i) 400,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and (ii) 25,000 shares of Common Stock issuable upon exercise of the warrants)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 9 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kleber Beauvillain
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER 130,000
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 130,000
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 63935 Q 10 0	13D	Page 10 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dorothy English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 298,958
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 298,958
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,958
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (“Common Stock”), of Navtech, Inc., a Delaware corporation (the “Issuer”). The principal office of the Issuer is 295 Hagey Boulevard, Suite 200, Waterloo, Ontario, Canada N2L GR5.

Item 2.	Identity and Background.

(a) - (c), (f)    This Schedule 13D is being jointly filed by each of the following persons (each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

(i)     Robert N. Snyder, a natural person with a business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. Mr. Snyder's principal occupation is Chairman of Cambridge Information Group, Inc. and Cambridge Information Group II LLC and he is a citizen of the United States of America.

(ii)   Cambridge Information Group, Inc. (“CIG”), a Maryland corporation with a principal business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. CIG is in the business of information services. Each of the directors and executive officers of CIG is a citizen of the United States of America. The business address of each of its executive officers is CIG, 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. The name and title of each executive officer and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of CIG is set forth on Schedule A attached hereto.

(iii)   Andrew M. Snyder, a natural person with a business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland. Mr. Snyder's principal occupation is President of Cambridge Information Group, Inc. and Cambridge Information Group II LLC and he is a citizen of the United States of America.

(iv)   Jill Snyder Granader, a natural person with a business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland. Ms. Snyder Granader’s principal occupation is Director of Alumni Relations of Sotheby’s Institute of Art and she is a citizen of the United States of America.

(v)   Cambridge Information Group II LLC (“CIG II”), a Maryland limited liability company with a principal business address at 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. CIG II is in the business of information services, bibliographic publishing and education. Each of the managers and executive officers of CIG II is a citizen of the United States of America. The business address of each of its executive officers is CIG II, 7200 Wisconsin Avenue, Suite 601, Bethesda, Maryland 20814. The name and title of each executive officer and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of CIG II is set forth on Schedule B attached hereto.

(vi)   Externalis S.A. (formerly known as Finextern S.A.) is a company formed under the laws of Belgium. The principal place of business and principal office of Externalis S.A. (“Externalis”) and for each of its directors and executive officers is 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. The name, citizenship as well as the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted by each executive officer and director of Externalis is set forth on Schedule C attached hereto.

(vii)      Alain Mallart, a natural person with a business address at 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. Mr. Mallart's principal occupation is Administrateur Delegue (President) of Externalis and he is a citizen of France.

(viii)     Kleber Beauvillain, a natural person with a business address at 68 Avenue Pernety, 75014 Paris, France. Mr. Beauvillain is a citizen of France and is retired.

(ix)     Dorothy English, a natural person with a business address at 175 Columbia Street West, Waterloo, Ontario, Canada. Ms. English is a citizen of Canada and is employed as a senior software developer of the Issuer.

(d)-(e)   Except as set forth on Schedule D, none of the Reporting Persons nor any director or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signature on this Schedule 13D, each of the Reporting Persons agrees that this Schedule 13D is filed on behalf of such Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

Item 3.	Source and Amount of Funds or Other Consideration.

Robert N. Snyder, Andrew M. Snyder, Dorothy English and Kleber Beauvillain used personal funds to purchase the shares of Common Stock they each beneficially own in transactions occurring in the past and not in connection with or in contemplation of the entering into of the Shareholders Agreement described under Item 6 hereunder. CIG II issued a promissory note to purchase 1,260,633 shares of Common Stock and all of the Series A Convertible Participating Preferred Stock and warrants owned by it and used working capital to purchase an additional 173,225 shares of Common Stock in transactions occurring in the past and not in connection with or in contemplation of the entering into of the Shareholders Agreement described under Item 6 hereunder. Externalis used working capital to purchase the shares of Common Stock and Series A Convertible Participating Preferred Stock beneficially owned by it in transactions occurring in the past and not in connection with or in contemplation of the entering into the Shareholders Agreement described under Item 6 hereunder. At the time of its purchase of the Series A Convertible Participating Preferred Stock, Externalis received warrants to purchase shares of Common Stock for no additional consideration.

Item 4.	Purpose of Transaction.

Each of the Reporting Persons has acquired the shares of Common Stock, Series A Convertible Participating Preferred Stock and/or warrants beneficially owned by it, him or her for investment purposes. Subject to and depending upon the availability of prices deemed favorable by the Reporting Person and an evaluation of alternative investments and other factors, the Reporting Persons may choose to purchase additional shares of Common Stock, Series A Convertible Participating Preferred Stock and/or warrants from time to time in the open market, in privately negotiated transactions with third parties, or otherwise. In addition, depending upon prevailing conditions, the Reporting Person may determine to dispose of shares of Common Stock, Series A Convertible Participating Preferred Stock and/or warrants held by, it, him or her in the open market, in privately negotiated transactions with third parties, or otherwise.

The Reporting Persons will perform an ongoing analysis of the Issuer’s operations, prospects, business development, management, competitive and strategic position, capital structure and prevailing marketing conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer’s management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons’ modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality and similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the Issuer’s operation, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the matters described in this Item 4.

All of the Reporting Persons other than CIG, CIG II and Jill Snyder Granader entered into a Shareholders Agreement, dated as of March 4, 2005, relating to shares of Common Stock collectively beneficially owned by them (the “Shareholders Agreement”). CIG executed an Agreement and Consent to Join in and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. on August 2, 2005. CIG II executed an Agreement and Consent to Join in and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. on February 15, 2007. See Item 6 hereunder for a detailed description of the Shareholders Agreement. Other than in connection with the voting arrangements and restrictions on transfer provisions contained in the Shareholders' Agreement and except as described above, the Reporting Persons presently do not have plans that would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
As of February 27, 2007, each of the Reporting Persons named in Item 2 beneficially owned the aggregate number and percentage of the shares of Common Stock (including shares of Common Stock issuable upon (i) conversion of the Series A Convertible Participating Preferred Stock, (ii) exercise of the warrants and (iii) exercise of options which vest within 60 days following February 27, 2007) set forth below.

Reporting Person	No. of Shares	Percent of Class
Andrew M. Snyder	2,801,174 (1)	50.0%
Jill Snyder Granader	2,708,858 (2)	48.3%
Cambridge Information Group II LLC	2,708,858	48.3%
Externalis S.A	1,268,670	26.7%
Alain Mallart	1,268,670	26.7%
Dorothy English	298,958	6.9%
Robert N. Snyder	190,000 (3)	4.4%
Kleber Beauvillain	130,000	3.0%
Cambridge Information Group, Inc.	0	0.0%

(1)	The number of shares reported as owned by Andrew Snyder includes 2,708,858 shares owned by CIG II, of which Andrew Snyder is a 50% owner.
(2)	The number of shares reported as owned by Jill Snyder Granader consists solely of 2,708,858 shares owned by CIG II, of which Jill Snyder Granader is a 50% owner.
(3)	The number of shares reported as owned by Robert Snyder include 40,000 shares owned by Wyoming Investments Limited Partnership (“Wyoming”), of which Robert Snyder is a general partner.

(b)
Each of the Reporting Persons has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the shares listed under Item 5(a), except Robert Snyder, CIG, Andrew Snyder, Jill Snyder Granader, CIG II, Externalis and Alain Mallart. Mr. Robert N. Snyder shares the power to vote and to dispose 40,000 shares of Common Stock with Wyoming. Mr. Robert N. Snyder is a General Partner of Wyoming. Wyoming is organized under the laws of the State of Delaware and its business address as well as the business address of each partner is 7200 Wisconsin Ave., #601, Bethesda, Maryland 20814. None of the partners of Wyoming have, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Andrew Snyder and Jill Snyder Granader share the power to vote and to dispose of an aggregate of 2,708,858 shares of CIG II (consisting of 1,433,858 shares of Common Stock, 1,200,000 shares of Common Stock issuable upon conversion of the Series A Convertible Participating Preferred Stock and 75,000 shares of Common Stock issuable upon exercise of warrants owned by Cambridge Information Group II LLC, of which the Andrew Snyder and Jill Snyder Granader are each 50% owners). CIG and CIG II are organized under the laws of Maryland and their business address is 7200 Wisconsin Ave., #601, Bethesda, Maryland 20814. CIG, CIG II, Andrew Snyder and Jill Snyder Granader have not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. Externalis shares the power to vote and to dispose of an aggregate of 1,268,670 shares with Mr. Alain Mallart, consisting of 843,670 shares of Common Stock, 400,000 shares of Series A Convertible Participating Preferred Stock and 25,000 warrants to purchase shares of Common Stock. Mr. Mallart is a controlling stockholder of Externalis. Externalis was organized under the laws of Belgium and its business address as well as the business address of Mr. Mallart is 38 Avenue des Klauwaerts, 1050 Brussels, Belgium. Mr. Mallart is a citizen of France. Mr. Mallart has not, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(c)
CIG II purchased 20,000 shares of Common Stock for an aggregate purchase price of $60,000 and Externalis purchased 10,000 shares of Common Stock for an aggregate purchase price of $30,000 pursuant to a Stock Purchase Agreement with Dorothy English dated February 27, 2007. CIG II purchased 153,225 shares of Common Stock for an aggregate purchase price of $482,658.75 pursuant to a Purchase Agreement by and among CIG II, Costa Brava Partnership III L.P., IRA FBO Christopher Sansone, Jeffrey Jacobowitz and Robotti & Company LLC dated February 23, 2007. CIG II purchased 1,260,633 shares of Common Stock, 1,200,000 shares of Series A Convertible Participating Preferred Stock and warrants exercisable for 75,000 shares of Common Stock for an aggregate price of $6,422,252 pursuant to a Purchase Agreement by and among CIG II and CIG on February 9, 2007. Andrew Snyder purchased 39,076 shares of Common Stock at a price of $2.90 per share, pursuant to a Stock Purchase Agreement by and among Andrew Snyder and CIG on May 1, 2006. Except for the preceding transactions, the Reporting Persons have not acquired or sold any shares of Common Stock in open market transactions during the 60 day period ended as of February 9, 2007.

(d)
No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

(e)
Republic Electronics Corporation disposed of all interests in the Issuer on April 3, 2006 (as reported in Amendment 5 to Schedule 13D filed with the Securities and Exchange Commission on April 19, 2006). CIG disposed of all interests in the Issuer on May 9, 2007 as described in this Schedule 13D.

The percentage ownership for each Reporting Person as of February 27, 2007 is calculated by dividing (a) the total number of shares beneficially owned by the stockholder by (b) 4,333,450 shares (the number of shares of the Issuer's Common Stock outstanding on December 31, 2006 as disclosed in the Issuer's Amendment No. 1 to Annual Report on Form 10-KSB/A filed with the Securities and Exchange Commission on February 13, 2007 for the fiscal year ended October 31, 2006) plus any shares acquirable (including stock options or warrants exercisable or Series A Participating Preferred Stock convertible) by that stockholder within 60 days after February 27, 2007. The number of shares of common stock beneficially owned by each stockholder includes any shares over which that stockholder has or shares voting or investing power, plus any shares that the stockholder has the right to acquire within 60 days, including through the exercise of stock options or warrants or the conversion of Series A Convertible Participating Preferred Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

All of the Reporting Persons other than CIG, CIG II and Jill Snyder Granader entered into a Shareholders Agreement, dated as of March 4, 2005, in order to establish certain voting arrangements and restrictions of transfer regarding the shares of Common Stock subject to the Shareholders Agreement. On August 2, 2005, CIG signed an Agreement and Consent to Join In and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. (“CIG Joinder Agreement”) in connection with 750,000 shares of Common Stock that it acquired from Robert Snyder. On February 15, 2007, CIG II signed an Agreement and Consent to Join In and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. (“CIG II Joinder Agreement”) in connection with 1,260,633 shares of Common Stock that it acquired from CIG. Pursuant to the terms of the Shareholders Agreement, the Reporting Persons are entitled to a right of first refusal in the event of the sale of any of the shares subject to the Shareholders Agreement and the Reporting Persons have also agreed, subject to limited exception, to vote in favor of the election to the Issuer's board of directors of those persons nominated to serve as directors by the Issuer's board of directors. A copy of the Shareholders Agreement was filed as Exhibit A to Schedule 13D/A filed by the Reporting Persons on March 16, 2005. A copy of the CIG Joinder Agreement was filed as Exhibit B to Schedule 13D/A filed by the Reporting Person on March 16, 2006. A copy of the CIG II Joinder Agreement is filed as Exhibit C to this Schedule 13D/A.

CIG and Robert Snyder entered into a Stock Purchase Agreement dated June 3, 2005 pursuant to which Robert Snyder sold 750,000 shares of Common Stock to CIG at a price of $2.50 per share, with the purchase price applied as partial repayment of a loan from CIG to Robert Snyder.

Externalis and CIG entered into a Series A Convertible Participating Preferred Stock and Warrant Purchase Agreement on November 22, 2005 pursuant to which (i) Externalis purchased 400,000 shares of Series A Convertible Participating Preferred Stock at a price of $2.50 per share and received 25,000 warrants to purchase shares of Common Stock for no additional consideration and (ii) CIG purchased 1,200,000 shares of Series A Convertible Participating Preferred Stock at a price of $2.50 per share and received 75,000 warrants to purchase shares of Common Stock for no additional consideration.

CIG purchased an additional 376,376 shares of Common Stock from John Bethanis for $2.90 per share pursuant to a Stock Purchase Agreement dated March 24, 2006 between CIG and John Bethanis.

Externalis and CIG entered into a Stock Purchase Agreement with ABRY Mezzanine Partners, L.P., Michael W. Ueltzen and Republic Electronics Corporation on April 3, 2006 pursuant to which (i) CIG purchased an additional 153,333 shares of Common Stock at a price of $3.00 per share and (ii) Externalis purchased an additional 125,000 shares of Common Stock at a price of $3.00 per share.

Externalis and CIG entered into a Stock Purchase Agreement with Dorothy English on April 5, 2006 pursuant to which (i) CIG purchased an additional 20,000 shares of Common Stock at a price of $3.00 per share and (ii) Externalis purchased an additional 10,000 shares of Common Stock at a price of $3.00 per share.

CIG and Andrew Snyder entered into a Stock Purchase Agreement, dated May 1, 2006, pursuant to which CIG sold 39,076 shares of Common Stock to Andrew Snyder at a price of $2.90 per share.

CIG II and CIG entered into a Purchase Agreement dated February 9, 2007 pursuant to which CIG transferred all of its interest in the Issuer to CIG II for an aggregate price of $6,422,252 by means of a promissory note issued from CIG II to CIG.

CIG II entered into a Purchase Agreement dated February 23, 2007, pursuant to which CIG II purchase an aggregate of 153,225 shares of Common Stock from Costa Brava Partnership III L.P., IRA FBO Christopher Sansone, Jeffrey Jacobowitz and Robotti & Company LLC for an aggregate purchase price of $482,658.75.

CIG II and Externalis entered into a Stock Purchase Agreement dated February 27, 2007 pursuant to which (i) CIG II purchased 20,000 shares of Common Stock from Dorothy English for an aggregate purchase price of $60,000 and (ii) Externalis purchased 10,000 shares of Common Stock from Dorothy English for an aggregate purchase price of $30,000.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A
Shareholders Agreement, dated as of March 4, 2005, by and among Robert N. Snyder, Externalis S.A. (f/k/a Finextern S.A), Dorothy English, Republic Electronics Corp., Kleber Beauvillain and Andrew M. Snyder (filed as Exhibit A to Schedule 13D/A previously filed by the Reporting Persons with the Securities and Exchange Commission on March 16, 2005 (File No. 005-39203) and incorporated herein by reference).

Exhibit B
Agreement and Consent to Join In and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. executed by CIG on August 2, 2005 (filed as Exhibit B to Schedule 13D/A previously filed by the Reporting Persons with the Securities and Exchange Commission on March 16, 2006 (File No. 005-39203) and incorporated herein by reference).

Exhibit C	Agreement and Consent to Join In and Be Bound by the Shareholders Agreement Among Certain Shareholders of Navtech, Inc. executed by CIG II on February 15, 2007.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

Date:    March 1, 2007

/s/ Dorothy English	/s/ Robert N. Snyder
Dorothy English	Robert N. Snyder

*	/s/ Andrew M. Snyder
Kleber Beauvillain	Andrew M. Snyder

/s/ Alain Mallart	/s/ Jill Snyder Granader
Alain Mallart	Jill Snyder Granader

Externalis S.A.	Cambridge Information Group, Inc.
By: /s/ Francoise Macq	By: /s/ Larisa Avner Trainor
Name: Francoise Macq Title: Chief Executive Officer	Name: Larisa Avner Trainor Title: Vice President and Assistant Secretary

Cambridge Information Group II LLC
By: /s/ Larisa Avner Trainor	*By: /s/ Gordon Heard
Name: Larisa Avner Trainor Title: Vice President and Assistant Secretary	Gordon Heard, Attorney in Fact

SCHEDULE A -- CAMBRIDGE INFORMATION GROUP, INC.

Executive Officers:

Name/Address	Title

Robert N. Snyder	Chairman
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
James P. McGinty	Vice Chairman
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
Andrew M. Snyder	President
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
Barbara G. Inkellis	Senior Vice President and Secretary
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890

Larisa Avner Trainor	Vice President and Assistant Secretary
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890

Directors:

Name/Address	Occupation/Employment

Robert N. Snyder 7200 Wisconsin Avenue, Suite 601	Chairman and Director of Cambridge Information Group, Inc.
Bethesda, Maryland 20814-4890

Jill Snyder Granader 7200 Wisconsin Avenue, Suite 601 Bethesda, Maryland 20814-4890	Director of Alumni Relations of Sotheby’s Institute of Art, Manager of Cambridge Information Group II LLC and Director of Cambridge Information Group, Inc.

Andrew M. Snyder 7200 Wisconsin Avenue, Suite 601 Bethesda, Maryland 20814-4890	President and Manager of Cambridge Information Group II LLC and President and Director of Cambridge Information Group, Inc.

SCHEDULE B -- CAMBRIDGE INFORMATION GROUP II LLC

Executive Officers:

Name/Address	Title

Robert N. Snyder	Chairman
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890

Andrew M. Snyder	President
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
Barbara G. Inkellis	Senior Vice President and Secretary
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890

Betsy Hanlon	Vice President of Finance
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890

Larisa Avner Trainor	Vice President and Assistant Secretary
7200 Wisconsin Avenue, Suite 601
Bethesda, Maryland 20814-4890
Managers:

Name/Address	Occupation/Employment

Jill Snyder Granader 7200 Wisconsin Avenue, Suite 601 Bethesda, Maryland 20814-4890	Director of Alumni Relations of Sotheby’s Institute of Art, Manager of Cambridge Information Group II LLC and Director of Cambridge Information Group, Inc.

Andrew M. Snyder 7200 Wisconsin Avenue, Suite 601 Bethesda, Maryland 20814-4890	President and Manager of Cambridge Information Group II LLC and President and Director of Cambridge Information Group, Inc.

Robert N. Snyder 7200 Wisconsin Avenue, Suite 601 Bethesda, Maryland 20814-4890	Chairman and Director of Cambridge Information Group, Inc. and Chairman and Manager of Cambridge Information Group II LLC

SCHEDULE C -- EXTERNALIS S.A.

Executive Officers:

Name	Title	Citizenship

Francoise Macq	Chief Executive Officer of Externalis	France
38 Avenue des Klauwaerts
1050 Brussels, Belgium

Alain Mallart	Administrateur Delegue (President)	France
38 Avenue des Klauwaerts
1050 Brussels, Belgium
Directors:

Name	Occupation/Employment	Citizenship

Alain Mallart	Administrateur Delegue (President) of	France
38 Avenue des Klauwaerts	Externalis S.A.
1050 Brussels, Belgium

Danute Krichtopayteete	Commercial manager of	France
38 Avenue des Klauwaerts	Externalis S.A.
1050 Brussels, Belgium

Benoit Graulich	Director	Belgium
Meiskensstraat 33	Externalis S.A.
1851 Grimbergen, Belgium

Francoise Macq Avenue A.J. Siegers 373 1200 Brussels, Belgium	Consultant Externalis S.A.	Belgium

SCHEDULE D -- Criminal and Civil Proceedings

None.

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D/A need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Navtech, Inc.

Date:   March 1, 2007

/s/ Dorothy English	/s/ Robert N. Snyder
Dorothy English	Robert N. Snyder

*	/s/ Andrew M. Snyder
Kleber Beauvillain	Andrew M. Snyder

/s/ Alain Mallart	/s/ Jill Snyder Granader
Alain Mallart	Jill Snyder Granader

Externalis S.A.	Cambridge Information Group, Inc.
By: /s/ Francoise Macq	By: /s/ Larisa Avner Trainor
Name: Francoise Macq Title: Chief Executive Officer	Name: Larisa Avner Trainor Title: Vice President and Assistant Secretary

Cambridge Information Group II LLC
By: /s/ Larisa Avner Trainor	*By: /s/ Gordon Heard
Name: Larisa Avner Trainor Title: Vice President and Assistant Secretary	Gordon Heard, Attorney in Fact

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gordon Heard with full power to act without the other, his, her and its true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself, herself as an individual or in her capacity as a member of a limited liability company, and itself as a limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of this 1st day of March, 2007

CAMBRIDGE INFORMATION GROUP II LLC

By: /s/ Larisa Avner Trainor
Name: Larisa Avner Trainor
Title:   Vice President and Assistant Secretary

/s/ Jill Snyder Granader
Jill Snyder Granader

EXHIBIT C

AGREEMENT AND CONSENT TO JOIN
IN AND BE BOUND BY THE SHAREHOLDERS AGREEMENT
AMONG
CERTAIN SHAREHOLDERS OF NAVTECH, INC.

The undersigned, Cambridge Information Group II LLC, being the owner of shares of the common stock of Navtech, Inc. a Delaware corporation (the “Corporation”), in consideration of the transfer to me of such shares, and, in consideration of the privileges and protections accorded to me as a party to the Shareholders Agreement, dated March 4, 2005, by and among certain shareholders of the Corporation and in consideration of the mutual covenants and agreements set forth in said agreement, hereby agree and consent to join in as a party to and be bound by the terms and conditions of said Agreement.

Shareholder Name:   Cambridge Information Group II LLC

By:           /s/ Larisa Avner Trainor
                 Larisa Avner Trainor
 Vice President and Associate General Counsel

Dated:     2/15/07

Witness:

/s/ Gina Racite
Gina Racite